Exhibit 99.1

GOLD ROYALTY Reports First Quarter 2023 Financial and Operating Results

Vancouver, British Columbia – May 11, 2023 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce the filing of its operating and financial results for the three months ended March 31, 2023. These results will be discussed at the Company’s upcoming Investor Day on May 16, 2023. All amounts are expressed in U.S. dollars unless otherwise noted.

David Garofalo, Chairman and CEO of Gold Royalty, commented, “Gold Royalty is beginning to see the benefits of key assets commencing and ramping up production. The first production blast occurred at Odyssey South at the end of March 2023; Côté Gold is on track to enter production early next year; and exploration success at REN expanded its resource footprint well beyond existing underground development. These advancements represent significant potential near-term catalysts for Gold Royalty as the revenue and cash flow growth organically embedded in our portfolio is starting to materialize.”

Highlights for the three months ended March 31, 2023, include:

●	Total Revenue and Option Proceeds of $2.0 million for the three months ended March 31, 2023, a 12% increase from the comparative period of 2022. Total Revenue and Option Proceeds is a non-IFRS measure. See “Non-IFRS Measures” below.

●	With approximately $35 million available liquidity, inclusive of a $15 million accordion feature in its credit facility (available subject to certain additional conditions), the Company is positioned well for further growth.

●	Gold Royalty declared its fifth consecutive quarterly dividend, yielding over 1.8% at current share prices.

●	The Company published its inaugural Sustainability Report and Asset Handbook outlining the Company’s ESG initiatives and providing a comprehensive overview of the Company’s royalty portfolio, respectively.

The following table sets forth selected financial information for the three months ended March 31, 2023:

	Three months ended
	March 31, 2023	March 31, 2022
(in thousands of dollars, except per share amounts)	($)	($)
Total revenue	767	638
Net loss	(3,083)	(2,388)
Net loss per share, basic and diluted	(0.02)	(0.02)
Dividends declared per share	0.01	0.01
Non-IFRS and Other Measures
Total Revenue and Option Proceeds*	1,970	1,759
Adjusted Net Loss*	(1,318)	(2,148)
Adjusted Net Loss Per Share, basic and diluted*	(0.01)	(0.02)
Total Gold Equivalent Ounces	406	340
Adjusted cash flow used in operating activities, excluding changes in non-cash working capital *	(121)	(1,096)

* See Non-IFRS Measures below.

For further detailed information, please refer to the Company’s unaudited condensed interim consolidated financial statements and management’s discussion and analysis, for the three months ended March 31, 2023, copies of which are available under the Company’s profile at www.sedar.com and www.sec.gov.

Outlook

Management believes the Company is on track to meet its previously disclosed forecast of $5.5 million and $6.5 million in Total Revenues and Option Proceeds in 2023 based on the production guidance published to date by the operators of the properties underlying the Company’s interests, a forecasted gold price ranging from $1,700 to $2,000 per ounce and expected payments on optioned properties. The Company expects to incur $7.0 to $8.0 million in recurring cash operating expenses in 2023 (forecasted operating expenses, excluding transaction-related and other non-recurring expenses) and believes it is poised to generate positive net operating cash flow in 2024 (forecasted adjusted cash flow used in operating activities, excluding changes in non-cash working capital) when a number of its growth projects are expected to ramp up in production, including the long-life cornerstone mines at Côté and Odyssey.

The foregoing projected outlook constitutes ‘forward-looking information’ and ‘forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws and is intended to provide information about management’s current expectations for the Company’s 2023 fiscal year. Although considered reasonable as of the date hereof, such outlook and the underlying assumptions may prove to be inaccurate. Accordingly, actual results could differ materially from the Company’s expectations as set forth herein.

In preparing the above outlook, management assumed, among other things, that the operators of the projects underlying the Company’s royalties will meet expected production milestones and forecasts for the applicable period and that operators of optioned properties will elect to make all expected option payments over the period. See “Forward-Looking Statements”.

Portfolio Update

●	Odyssey Project (3.0% NSR over the northern portion of the project): On April 27, 2023, Agnico Eagle Mines Limited announced its 2023 first quarter results including an update on the Odyssey Project. Good progress was made on underground development and surface construction activities at the Odyssey Project in the first quarter of 2023. Underground development via ramp access passed the bottom of the Odyssey South deposit and reached the level of the first shaft access point. Shaft sinking activities have also commenced. The first production blast occurred at the Odyssey South deposit in late March 2023. Drilling activities were focused on infilling the internal zones at the Odyssey South deposit and mineral resource expansion of the East Gouldie deposit to the east and west.

●	Côté Gold Project (0.75% NSR royalty over the southern portion of the project): On February 16, 2023, IAMGOLD Corporation disclosed that, as of December 31, 2022, the Côté Gold project was estimated to be 73% complete and expected to commence production in early 2024 when it will become Canada’s third largest gold mine by production.

●	REN Project (1.5% NSR royalty and 3.5% NPI): On February 15, 2023, Barrick Gold Corporation (“Barrick”) announced its financial and operating results for the full year 2022, including updates on the Carlin Complex and the REN project along with an updated National Instrument NI 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) resource estimate for the project. At REN, 2022 drilling added to the resource base and increased Barrick’s understanding of the mineralization.

●	Fenelon Gold Project (2.0% NSR royalty over the majority of the project): On January 17, 2023, Wallbridge Mining Company Limited announced an updated NI 43-101 mineral resource estimate for the Fenelon Gold project. The updated mineral resource estimate will form the foundation for the upcoming preliminary economic assessment on Fenelon, which is expected in the second quarter of 2023.

●	Granite Creek Mine Project (10.0% NPI): On April 3, 2023, i-80 Gold Corp. provided a comprehensive update on its 2023 exploration and development programs. At Granite Creek, key initiatives are underground development, increasing mining rates, completing economic studies and a revised NI 43-101 resource estimate. A feasibility study for the Ogee underground mine is nearing completion along with an initial resource and preliminary economic assessment for the South Pacific Zone that is expected to be the primary zone at the Granite Creek Mine starting in 2024. These studies are expected to be released in the second quarter of 2023.

Investor Day

Gold Royalty’s management team will host an in-person Investor Day on May 16, 2023 from 9:00 am ET to 12:00 pm ET in Toronto, Canada to provide a strategic update of its business, a review of its assets and to review the Company’s inaugural Sustainability Report and Asset Handbook. A webcast of the presentation will also be available.

Interested investors and analysts are invited to participate as follows:

●	In-Person (space limited): Please contact Jennifer Choi at jchoi@irinc.com or Peter Behncke at pbehncke@goldroyalty.com to confirm your interest in attending in person and for additional details on the event.

●	Virtual Webcast: Register for the event here: https://www.bigmarker.com/vid-conferences/GOLD-ROYALTY-INVESTOR-DAY

A replay of the event will be available on the Gold Royalty website following the presentation.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Peter Behncke

Manager, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under NI 43-101 and has reviewed and approved the technical information disclosed in this news release.

Notice to Investors

Disclosure relating to properties in which Gold Royalty holds royalty or other interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Forward-Looking Statements:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), including but not limited to statements regarding: estimated future Total Revenues and Option Proceeds and expected recurring expenses, transaction related and non-recurring expenses and cash flows; expectations regarding the development of the projects underlying the Company’s royalty interests; expectations regarding the Company’s growth and statements regarding the Company’s plans and strategies. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended September 30, 2022 and its other publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Non-IFRS Measures

The Company has included, in this news release, certain performance measures, including: (i) Adjusted Net Loss and Adjusted Net Loss Per Share; (ii) Gold Equivalent Ounces (“GEOs”); (iii) adjusted cash flows from operating activities, excluding changes in non-cash working; and (iv) Total Revenue and Option Proceeds, which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

●	Adjusted Net Loss and Adjusted Net Loss Per Share

Adjusted Net Loss is calculated by adding option proceeds credited against mineral properties and deducting the following from net income: transaction-related and non-recurring expenses1, share of (gain)/loss and dilution gain in associate, impairment, changes in fair value of derivative liabilities and short-term investments, gain on disposition of short-term investments, gain on loan modification, foreign exchange gain/(loss), other income/(expense) and option proceeds credited against mineral properties. Adjusted Net Loss Per Share, basic and diluted have been determined by dividing the Adjusted Net Loss by the weighted average number of common shares for the applicable period. The Company included this information as management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The table below provides a reconciliation of net loss to Adjusted Net Loss and Adjusted Net Loss Per Share, basic and diluted for the periods indicated:

	For the three months ended March 31
	2023	2022
(in thousands of dollars, except per share amounts)	($)	($)
Net loss	(3,083)	(2,388)
Option proceeds credited against mineral properties	1,203	1,121
Transaction related and non-recurring expenses	459	960
Share of loss in associate	128	108
Dilution gain in associate	—	(80)
Impairment of royalty	—	3,821
Change in fair value of derivative liabilities	(230)	(1,798)
Change in fair value of short-term investments	(58)	(3,875)
Foreign exchange (gain)/loss	48	(13)
(Gain)/loss on loan modification	249	—
Other income	(34)	(4)
Adjusted Net Loss	(1,318)	(2,148)
Weighted average number of common shares	144,289,573	134,019,359
Adjusted Net Loss per Share, basic and diluted	(0.01)	(0.02)

●	GEOs

Total GEOs are determined by dividing revenue by the following average gold prices:

1 Transaction-related and non-recurring expenses are a supplementary financial measure comprised of operating expenses that are not expected to be incurred on an ongoing basis. In the first quarter of 2023, non-recurring expenses related primarily to professional fees related to changing the Company’s fiscal year-end, tax restructuring following the completion of corporate transactions, establishing dividend reinvestment and financing programs and select corporate development activities and in the same period of 2022, related primarily to consulting fees and professional fees associated with corporate transactions.

For three months ended:	Units	Average Gold Price
March 31, 2022	(US$/oz)	1,877
March 31, 2023	(US$/oz)	1,889

●	Adjusted cash flow used in operating activities, excluding changes in non-cash working capital

Adjusted cash flow used in operating activities, excluding changes in non-cash working capital is determined by excluding the impact of changes in non-cash working capital items, transaction and non-recurring expenses and option proceeds credited against mineral properties to or from cash used in operating activities. The Company has included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of net loss to adjusted cash flow used in operating activities, excluding changes in non-cash working capital.

	For the three months ended March 31
	2023	2022
(in thousands of dollars)	($)	($)
Net loss	(3,083)	(2,388)
Items not involving cash:
Depreciation	21	15
Depletion	117	488
Interest expense	294	105
Other income	(13)	(1)
Share-based compensation	880	1,146
Change in fair value of short-term investments	(58)	(3,875)
Change in fair value of derivative liabilities	(230)	(1,798)
Impairment of royalty	—	3,821
Share of loss in associate	128	108
Dilution gain in associate	—	(80)
Deferred tax recovery	(88)	(652)
Loss on loan modification	249	—
Foreign exchange gain	—	(66)
Cash flow used in operating activities, excluding changes in non-cash working capital	(1,786)	(3,177)
Transaction related and non-recurring expenses	459	960
Option proceeds credited against mineral properties	1,203	1,121
Adjusted cash flow used in operating activities, excluding changes in non-cash working capital	(121)	(1,096)

●	Total Revenue and Option Proceeds reconciliation

Total Revenue and Option Proceeds are determined by adding option proceeds credited against mineral properties to total revenue. The Company has included this information as management believes certain investors use this information to evaluate the Company’s performance in comparison to other gold royalty companies in the precious metal mining industry. Below is a reconciliation of our Total Revenue and Option Proceeds to total revenue for the three months ended March 31, 2023 and 2022, respectively:

	For the three months ended March 31
	2023	2022
(in thousands of dollars)	($)	($)
Royalty	234	259
Advance minimum royalty	331	288
Option proceeds	1,405	1,212
Total Revenue and Option Proceeds	1,970	1,759
Option proceeds credited against mineral properties	(1,203)	(1,121)
Total revenue	767	638